TABLE OF CONTENTS

2	Corporate Highlights	20	Consolidated Statements of Deficit
4	Company Profile	20	Consolidated Statements of Contributed Surplus
6	Message to Shareholders	21	Consolidated Statements of Earnings and Comprehensive Loss
9	Management Analysis of the Financial Situation and Operating Results / Management Discussion and Analysis
		22	Consolidated Statements of Cash Flows
		23	Notes to the Consolidated Financial Statements
17	Management’s Report	41	Corporate Information
18	Auditors’ Report to the Shareholders	42	Investor and Shareholder Information
19	Consolidated Balance Sheets

CORPORATE HIGHLIGHTS 2007

	•	June > Strategic Alliance with Yoplait International
		Neptune entered into a strategic partnership with Yoplait, a worldwide leader in the dairy industry to develop new functional fresh dairy products for worldwide commercialization. The development of a commerciable viable product collaboration is progressing as planned and development activities are on schedule.		Opportunities, Pfizer Consumer Healthcare, Thomas G. Hartman Ph.D., Mass Spectrometry Lab Manager at Rutgers University Center, Demian Barbas Ph.D., Ogilvy Renault and Melvin Dionne B.Sc. Pharm., President, Services Pharmaceutiques Melvin Dionne.

	•	July > Research Collaboration with Nestlé	•	November > Agreement entered with Salt Lake City based
		Neptune and Nestlé, the worldwide leading food manufacturer are jointly researching the clinical benefits of Neptune Krill Oil in undisclosed chronic conditions affecting an important part of the worldwide population. A clinical trial is currently ongoing with the objective to demonstrate the superiority of Neptune Krill Oil and a program is ongoing to develop a Nestlé functional food product containing NKO ® with a strong medical health benefits claim.		Schiff Nutrition International, Inc.
Schiff Nutrition is distributing Neptune Krill Oil under the brand name Schiff® MegaRed™ in a 300 mg dosage form promoting cardiovascular and joint health benefits and entered the first retail mass channel for Neptune with 385 Costco stores in the U.S. nationwide.

	•	August > NASDAQ listing	•	December > Complementary Medicine approval in Australia
		Neptune begins trading on NASDAQ under NEPT.		Neptune has received notification from the Therapeutic Goods Administration (TGA) in Australia that NKO® has obtained approval as an alternative and complementary medicine for self-medication allowing immediate commercialization in Australia and New Zealand.

	•	October > Appointment of a New Scientific Advisory Board
Neptune appointed a new Scientific Advisory Board in order to be guided in its pharmaceutical development of a cardiovascular and a neurodegenerative prescription drug candidate. Dr Steven Nissen, the world leading expert on HDL and Chairman of the Cleveland Clinic Department of Cardiovascular Medicine, and Immediate Past President, American College of Cardiology joined the Board as well as Magdy M. Abdel-Malik Ph.D., Former Global Head External
			>	Exclusive distribution agreement with AZPA International Inc. for Australia and New Zealand
AZPA International, a leading supplier to the pharmaceutical, nutritional health and cosmetics industries, has joined forces with Inovail, an independently managed specialty pharmaceutical company and Innovex, a leading contract sales organization in Australia.

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CORPORATE HIGHLIGHTS

NEPTUNE RESEARCHES AND DEVELOPS PROPRIETARY BIOACTIVE INGREDIENTS AND PRODUCTS FOR NUTRACEUTICAL, MEDICAL FOOD AND PHARMACEUTICAL APPLICATIONS. THROUGH CLINICAL RESEARCHES, NEPTUNE IS DEMONSTRATING AND PROVING THE IMPORTANT HEALTH BENEFITS OF ITS INGREDIENTS AND PRODUCTS HAVING THERAPEUTIC APPLICATIONS IN CARDIOVASCULAR AND NEUROLOGICAL DISEASES.

CORPORATE HIGHLIGHTS 2008

•	January > GRAS notification in the U.S.	•	June* > Breakthrough of Schiff® MegaRed™ in Costco USA
	The Company received its Gras (generally recognized as safe) notification providing regulatory clearance for commercialization in food in the United States. Obtaining this notification was a major requirement of our potential as well as our existing food partners Nestlé and Yoplait. It now allows Neptune to enter additional food partnerships.		Neptune has been advised by its partner Schiff Nutrition International Inc. that, after a successful launch, Schiff® MegaRed™ containing Neptune Krill Oil (NKO®) has been listed as a permanent item in Costco in the United States.

•	March > Patent granted for novel phospholipids in	>	Strong marketing campaign of OmegaGen® now underway in Australia multiple diseases
	The Company is protecting the composition of matter of its novel marine phospholipid / omega-3 bioactives and has been granted a European patent covering novel phospholipids in multiple diseases and pharmaceutical applications, which is enforceable and validated in 24 European countries. This patent is a key strategic achievement, because it legally precludes competitors from entering the European market.		OmegaGen® Neptune Krill Oil (NKO®), a complementary medicine, has been made widely available in Australia at the majority of pharmacy chains nationwide including Terry White Chemists, Amcal, Chemist Warehouse, Chemistworks, Chemmart, Healthy Life, and Go Vita, among others. Inovail has launched a direct-to-consumer (DTC) campaign on TV and radio, as well as magazine and outdoor advertising to promote awareness of its benefits.

>	OmegaGen® launched in Australia		* Post-Events
Inovail, an independently managed specialty pharmaceutical company and Innovex, a leading contract sales organization in Australia started promotion and marketing of OmegaGen® containing Neptune Krill Oil (NKO®) as a complementary medicine. OmegaGen® is being initially distributed through retail pharmacies with the short-term marketing objective of reaching 3,000 pharmacies. Additional products launches including OmegaGen® Cardio are expected during the next fiscal year and will also be distributed to health food stores and healthcare professionals.

•	April > Signed strategic commercialization alliance
with Croda Health Care
Neptune entered into a strategic alliance with Croda Health Care, the omega-3 industry leader, which launched five Essentially products in the United States in April followed by the European launch at Vitafoods in Geneva, Switzerland in May. Croda Health Care is a leader in the high quality, high performance omega-3 segment, one of the fastest growing omega-3 segments and through our alliance, Neptune can directly participate in this growth and rapidly increase its omega-3 market share.

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COMPANY PROFILE

COMPANY PROFILE

	•	Company Activities
		Neptune Technologies & Bioressources Inc. (TSX.V: NTB, NASDAQ: NEPT) researches, develops and commercializes unique bioactive ingredients and products with superior added-value and clinically proven health benefits. The Company extracts a range of bioactive ingredients such as novel proprietary omega-3 phospholipids from abundant yet underexploited marine biomass. Neptune’s first commercially available product within its new OPA3 family is Neptune Krill Oil (NKO®), which represents the only clinically proven and scientifically acknowledged marine omega-3 phospholipids with cardiovascular, cognitive and anti-inflammatory benefits for human applications and which exhibits unmet safety, purity and stability and consequently denoting a new level of excellence in omega-3 standards.		Neptune Krill Oil (NKO®) is a marine oil extracted from Krill that provides a unique blend of nutritional elements. Its elevated content in phospholipids containing Omega -3 and -9, as well as antioxidants such as astaxanthin, vitamin A and vitamin E, make this a highly effective product that is produced without preservatives and provides exceptional health benefits and superior stability. Other products from the OPA3 family are currently in research and development for nutraceutical applications as well as for pharmaceutical applications.

			•	Clinical Studies and Target Markets
Neptune is continuously investing in medical research aimed at demonstrating the benefits of its novel products on human health. The results obtained during clinical research conducted by independent University researchers and healthcare professionals show that NKO® provides therapeutic benefits in the following human conditions:

	•	Company Products
The Company is developing its products under the OPA3 brand encompassing omega-3s, phospholipids and antioxidants. The first commercially available product

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COMPANY PROFILE

FINDING NEW MARINE HEALTH INGREDIENTS PROVING THEIR MEDICAL BENEFITS CHALLENGES US; IMPROVING HUMAN HEALTH INSPIRES US WHILE INCREASING SHAREHOLDERS WEALTH DRIVES US.

•	Business Development

Dyslipidemia / Cholesterol Management
- NKO® is effective in controlling hyperlipidemia by significantly reducing total cholesterol levels, LDL (bad cholesterol) and triglycerides, while increasing HDL (good cholesterol) to as yet unmatched levels.

Chronic Inflammation and Osteoarthritis
- NKO® can significantly reduce the C-Reactive protein and osteo-arthritic symptoms in patients diagnosed with a chronic inflammation disease.

Premenstrual Syndrome
- NKO® can significantly reduce the physical and emotional symptoms associated with PMS (premenstrual syndrome).

Attention Deficit and
Hyperactivity Disorder (ADHD)
- NKO® benefits adults suffering from attention deficit and hyperactivity disorder with regards to planning, focus and concentration.

Skin Cancer
- Animal studies on skin cancer caused by UV radiation indicate that NKO ® can prevent skin damage caused by chronic exposure to UV rays.

Neptune is further expanding into segments of high-growth markets. They comprise of the nutraceutical market, including the dietary supplement segment, and the functional and medical food market, as well as preparing for the biopharmaceutical market. The Company currently generates most of its revenues from the dietary supplement market and is negotiating with strategic partners to ensure the accelerated and extensive penetration of the global nutraceutical and pharmaceutical markets.

> Intellectual Property
Neptune Technologies has developed an IP strategy containing trade and industrial secrets, trademarks and patent protections. Its patents cover an extraction process, compositions of matter and health applications of its bioactive ingredients. The extraction process patents are issued in 10 countries including the United States and pending in 25 countries. The composition of matter patent family is validated and granted in 24 European countries and pending in 7 countries including the U.S. The patent covering the health applications is pending in 33 countries. Neptune also owns trademarks, almost worldwide, on NKO ®, OPA3 ™ and on a family of extraction processes Neptune Ocean extract™.

> Partnering Strategy
Neptune continues to strongly support its strategic development plan to form partnerships/strategic alliances with worldwide leaders in the nutraceutical and pharmaceutical industries. Neptune already has a strong track record of executing and maintaining relationships with industry leaders (i.e. Schiff/Costco, AZPA/Inovail, Croda Health Care and 45 other distributors). In addition, Neptune has signed agreements and continues research and development with Nestlé and Yoplait, worldwide leading food manufacturers, for the development of functional food products with therapeutic health benefit claims. According to its business strategy, negotiations with multinational functional food corporations as well as with pharmaceutical companies are ongoing, the latter with the objective of entering the pharmaceutical market by licensing rights.

THE BENEFITS OF NEPTUNE KRILL OIL (NKO ®) ON ANTI-INFLAMMATORY CONDITIONS, USING A REDUCED DOSAGE OF 300 MG/DAY, HAVE BEEN CLINICALLY VALIDATED AND SCIENTIFICALLY RECOGNIZED.

NKO ® IS EFFECTIVE IN CONTROLLING HYPERLIPIDEMIA BY SIGNIFICANTLY REDUCING TOTAL CHOLESTEROL LEVELS, LDL (BAD CHOLESTEROL) AND TRIGLYCERIDES, WHILE INCREASING HDL (GOOD CHOLESTEROL) TO AS YET UNMATCHED LEVELS.

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MESSAGE TO SHAREHOLDERS

STRENGTHEN THE COMPANY’S FUNDAMENTAL VALUE; MAXIMIZE OUR SHAREHOLDERS’ WEALTH.

MESSAGE TO SHAREHOLDERS

NEPTUNE TECHNOLOGIES HAS MADE SIGNIFICANT PROGRESS THIS YEAR WITH REGARD TO ALL OPERATIONAL AREAS AND HAS POSITIONED ITSELF TO MEET THE CHALLENGES OF ITS NEXT GROWTH AND EXPANSION PHASE.

IP & Regulatory Approvals

Significant achievements have been reported throughout the year and internal changes have been executed to solidify and position the Company, and as such be ready to meet upcoming value creating milestones. Certain operational changes to consolidate, solidify and strengthen the business activities have been carried out with the objective to continue its transition from the dietary supplements segment to functional and medical foods and into pharmaceuticals.

Operational areas that have been consolidated, solidified and/or strengthened include:

• Financial Results / Market Penetration
• Functional Food
• IP & Regulatory Approvals
• Production and Capacity
• Investor Relations
• Pharmaceutical Operations

Financial Results/
Market Penetration

During the fiscal year, Neptune reached sales of 10,264 M$ representing an increase of 26% over last fiscal year sales. Indeed, the Company substantially increased its production level generating growth of 54% in sales volume, which is not fully reflected in the revenue increase, due to the impact of the U.S. dollar devaluation on more than 82% of the Company’s sales.

Throughout the fiscal year, Neptune pursued its worldwide expansion into the nutraceutical market within the dietary supplement segment. Upon receipt of marketing approval in Australia, the Company entered into a relationship with AZPA International, which entered into an alliance with Inovail to launch OmegaGen®. Neptune also successfully entered the retail mass channel in the United States through its alliance with Schiff Nutrition which launched Schiff®MegaRed™ in Costco USA nationwide. In addition, the Company completed its research collaboration with the omega-3 industry leader, Croda Health Care, which launched the New Essentially Brand for multiple health applications. These efforts will accelerate market penetration and the new strategic partners are expected to become important contributors to future revenue growth.

Functional Food

Neptune’s business strategy has always been to expand from the dietary supplement segment into the functional food segment and this year the Company executed on that strategy by entering relationships with Nestlé, the world’s leading food manufacturer and Yoplait. Both relationships are progressing as planned and the companies are currently testing products in clinical trials. We expect to enter additional functional food alliances in order to fully exploit the potential of Neptune’s three medical applications in cardiovascular disease, inflammation and cognitive function within the four main food categories, namely diary, bars and cereals, confectionary and juice and beverages.

Neptune Technologies considers intellectual property protection as a core business activity and protects, expands and invests into it accordingly. A major success this year has been the European granting of a patent covering Neptune’s novel phospholipids in multiple diseases and pharmaceutical applications. This composition of matter patent is granted and enforceable in 24 European countries and it is of highly strategic relevance, because it precludes competitors from immediate market entrance with competitive products.

Neptune continues on its path of seeking regulatory approvals around the world required for marketing and commercialization in the respective countries. In that context, the complementary medicine approval in Australia was a critical milestone, because this very stringent and cumbersome approval process opens the marketing door to other countries in the Pacific Rim. A second critical regulatory milestone has been the GRAS (generally recognized as safe) notification in the United States, a regulatory status required for the commercialization of functional and medical foods. Neptune has now completed all the necessary regulatory clearances for full commercialization in the United States.

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MESSAGE TO SHAREHOLDERS

Production and Capacity

During this fiscal year, Neptune started preparing the expansion of its production capacity and had engineers drawing plans to increase productivity to meet the growing demand for its products. Neptune is now investing into the acquisition of customized equipment to optimize the extraction process and to increase productivity and production capacity.

Investor Relations

The Company has been successful in completing a listing on the NASDAQ exchange. Now that Neptune is rapidly transitioning into the functional food and biopharmaceutical markets, the Company is seeking to broaden its shareholder base with U.S.-based mid- to long-term institutional investors with expertise in healthy living and healthcare investing who will support the Company into its next growth phase. The Company added headcount to support these operational activities and will be externally supported by a leading financial communications consulting firm specializing in investor relations and corporate communications with specific healthcare and life science industry experiences. The short term objective is to increase liquidity on the NASDAQ exchange by increasing awareness and stimulating interest in the U.S. financial markets.

Pharmaceutical Operations

Neptune has successfully executed and put in place a number of elements of its pharmaceutical business plan. Neptune appointed a new Scientific Advisory Board with world renowned scientists in order to be guided in its pharmaceutical development of a cardiovascular and a neurodegenerative prescription drug candidate. Dr Steven Nissen, the world leading expert on HDL (“good cholesterol”) and Chairman of the Cleveland Clinic Department of Cardiovascular Medicine, suggested entering a collaboration with Dr Daniel Rader, a renowned lipid scientist, to study the mechanism of action of our products. These studies are currently ongoing and will provide a better understanding of the HDL increasing benefits of Neptune’s omega-3/phospholipids. These and future data will constitute the information package named an “investigational new drug application” (IND) for the US Food and Drug Administration (US-FDA) and a “clinical trials application” (CTA) for Health Canada Therapeutic Product Directorate (HC-TPD), that Acasti Pharma Inc., Neptune-owned newly dedicated pharmaceutical subsidiary, will submit to obtain authorization to conduct clinical trials in human. With that in mind, Acasti has recruited new collaborators and constituting a new SAB who have a strong track record in preclinical and clinical pharmaceutical operations and regulatory activities for such purpose. Meetings with the FDA and Health Canada are currently being planned to discuss the approval path. Additional data will be available in the very near future from a human bioavailability study undertaken in Germany and a number of pre(non)clinical efficacy, safety pharmacology, toxicology and pharmacokinetic studies in various models.

Strategic Plan 2008 - 2009 – Positioning for Growth and Expansion

The strategic plan focuses on realizing growth opportunities in following areas:

• Supply & Production
• R&D Nutraceutical and Pharmaceutical
• IP & Regulatory Affairs
• BD & Commercialization
• Finance

Supply and Production

Strategic alliances for raw material supply and high scale production for the nutraceutical and pharmaceutical applications are being negotiated with major suppliers and multinational industrial manufacturing partners. In parallel, Neptune is progressing with plans to increase plant capacity and continue to improve productivity. Via a strategic partnership, the Company plans to increase plant capacity as much as tenfold within the next three years.

R&D Nutraceutical and Pharmaceutical

Nutraceutical
The Company is continuously researching, developing and testing new products and formulations for nutraceutical applications within the OPA3 family with health benefits for cardiovascular, neurological and inflammatory diseases. This effort will result in entering new dietary supplement distributor agreements, advancing the Nestlé and Yoplait functional food products through its development and testing phases, and in partnering with other multinational food companies for the development of new functional food products for commercialization.

Pharmaceutical
During the last fiscal year, Neptune has advanced its internal pharmaceutical operations which led to important decisions within the organization. To further advance the pharmaceutical programs including an over-the-counter drug, a prescription medical food and a prescription drug with an initial focus on cardiovascular disease, Neptune structured part of the pharmaceutical operations into a subsidiary to carry out the research, development and commercialization of its new pharmaceutical products for cardiovascular applications and to continue to pursue strategic alliances with pharmaceutical companies. The subsidiary named Acasti Pharma Inc. started its operations during the first quarter of its fiscal year 2008 / 2009.

7

MESSAGE TO SHAREHOLDERS

partners exploiting its three therapeutic applications within the four food categories (dairy, cereals/bars, juice/beverages, confectionary). Advanced negotiations with major multinational corporations are ongoing. Neptune also expects to be entering the pharmaceutical market in partnerships with multinational pharmaceutical companies.

Finance

Neptune is working on the refinancing of its long-term debt, as well as on the financing of its production capacity increase. The company adopted new policies and procedures complying with the new U.S. regulations with regards to internal control (52-109, Sox). The company also invested in its operational systems and increased its internal efficiency by implementing an ERP management software and a new quality assurance program.

During its first quarter of fiscal year 2009, the Company submitted a request to regulatory authority in order to obtain approval to issue a convertible debenture. This financing will be invested by the Company in equity in its newly operational subsidiary Acasti Pharma to finance its product development, clinical research and business development activities for cardiovascular applications. The debenture may be converted into the Company or Acasti Pharma shares at different conversion ratios upon time. The new debenture owner will also benefit from a warrant of the Company and a call option on Acasti Pharma shares owned by the Company. Neptune shareholders will benefit from the value creation in Neptune and Acasti through the recent dividend of non-convertible notes being redeemable by Neptune in cash or in kind, which the Company chose to redeem in kind by exchanging the notes against newly issued

Acasti shares. In closing, Neptune management would like to take this opportunity to thank its shareholders for their support, through a challenging macro-economic environment. Management also commends all Company employees whose collective and individual contributions, have allowed Neptune not only to achieve great progress toward its ambitious goal of leadership in developing novel products that deliver compelling human health benefits but also to build the fundamentals of the Company which leads Neptune toward its primary objective of increasing Company value.

IP & Regulatory Affairs

The Company continuously reinforces its Intellectual Properties portfolio and seeks regulatory approvals required for development and commercialization. New patents to protect Neptune products for several applications are currently being submitted. On the regulatory side, Neptune is soon expecting European Novel Food approval to commercialize NKO® as a dietary supplement and a functional food opening a new geographic opportunity for Neptune. Neptune recently obtained from Health Canada a natural product number (NPN) allowing the Company to market NKO® in Canada as a natural health product.

BD & Commercialization

The commercialization and business development plan encompasses partnerships and strategic alliances with worldwide leaders in the nutraceutical and pharmaceutical industries. The Company is seeking new distribution agreements to promote OPA3 (NKO®) and formulated products as a dietary supplement with health benefits for cardiovascular, neurological and inflammatory diseases. With regards to functional food, the Company expects alliances with new multinational food

/s/ André Godin
André Godin Vice-president, Administration and Finance

/s/ Henri Harland
Henri Harland President and Chief Executive Officer

/s/ Michel Timperio
Michel Timperio Chairman of the Board

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NEPTUNE
TECHNOLOGIES & BIORESSOURCES

ANNUAL REPORT 2008

MANAGEMENT ANALYSIS OF THE FINANCIAL
SITUATION AND OPERATING RESULTS/
MANAGEMENT DISCUSSION AND ANALYSIS

This analysis is presented in order to provide the reader with an overview of changes to the financial position for Neptune Technologies & Bioressources Inc. (“Neptune” or “the Company”) between May 31, 2007 and May 31, 2008. It also includes a comparison between the operating results, cash flows and financial position for the period ended May 31, 2008 and those from the previous fiscal year.

This analysis, completed on August 5, 2008, must be read in conjunction with the Company’s audited and consolidated financial statements dated May 31, 2008 and presented in this annual report. Neptune financial statements were produced in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Additional information on the Company as well as its annual report and its annual information form can be found on the SEDAR Website at www.sedar.com or on the EDGAR Website at www.sec.gov. A reconciliation to United States GAAP, as well as the information required for the presentation of the financial statements according to US GAAP by virtue of the Securities and Exchange Commission rules and regulations can also be found on SEDAR and EDGAR. Company results are published in Canadian dollars. All amounts appearing in this Management Analysis are in Canadian dollars, unless otherwise indicated.

OVERVIEW

Neptune’s 2008 fiscal year was devoted to the commercialization of its products in North America, Europe, Asia and Australia. This was, in part, accomplished through Company participation in various international tradeshows such as Supplyside West in Las Vegas, Natural Products Expo West in Anaheim, Natural Ingredients in London and Vitafoods International in Geneva in order to promote its products and its level of excellence well established since the Company’s inception and to advance into new markets. Neptune maintained its commercial approach aimed at building strategic alliances with potential partners in the nutraceutical, functional and medical food markets, as well as in the biopharmaceutical market. According to this strategy, Schiff Nutrition International Inc. introduced our product NKO ® under the brand Schiff ®MegaRed™ as a permanent item in 385 Costco stores nationwide in the United States. Moreover, towards the end of the fiscal year, a strategic alliance has been signed with Croda Health Care to launch, internationally and starting with the U.S., a new product line, containing Neptune Krill Oil (NKO ®), called Essentially. In the Australian market, Inovail and Pharmalink are foreseeing to have available within the short term in 3,000 pharmacies our formulated ingredient NKO ® sold under the brand OmegaGen ®.

The Company sustained its clinical research initiatives. As a result, Neptune is able to leverage scientific results demonstrating the health benefits of Neptune Krill Oil (NKO ®) on various human conditions, such as those relating to skin cancer, premenstrual syndrome, high cholesterol, inflammation and attention deficit hyperactivity disorder. The clinical trials for functional food applications with the multinational corporations Nestlé and Yoplait are progressing in a satisfactory way.

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NEPTUNE
TECHNOLOGIES & BIORESSOURCES

ANNUAL REPORT 2008

PRINCIPAL FINANCIAL INFORMATION (In thousands of dollars, except per share data)

	2008	2007	2006
	$	$	$

Sales	10,264	8,126	6,912
EBITDA (1)	1,020	1,504	1,049
Net Loss	4,785	2,677	886
Net Loss per Share and Diluted Loss per Share	0.130	0.075	0.029
Total Assets	14,357	13,618	8,114
Working Capital (2)	6,247	6,098	1,783
Shareholder Equity	8,095	7,709	2,937
Book Value per Common Share (3)	0,216	0,210	0,086
Long-Term Debt	2,524	3,293	2,946

COMMENTS RELATIVE TO THE SIGNIFICANT VARIATIONS

Sales

Sales continued to increase and reached $10.264M for the fiscal year ended May 31, 2008, representing an increase of 26% compared to the fiscal year ended May 31, 2007 (increase of 18% in 2007 compared to fiscal year ended May 31, 2006). Revenue from sales would have been substantially higher without the impact of the American dollar devaluation, among other factors, since the Company realized a substantial increase in sales volume of 54% of its quantities sold.

Earnings before interest, taxes, depreciation and amortization (EBITDA)

At the close of the 2008 fiscal year, the Company EBITDA(1) decreased by $0.484M compared to the previous fiscal year from $1.504M to $1.020M.

The main reason for the decrease in EBITDA is the devaluation of the American dollar versus the Canadian dollar. Approximately 82% of the Company sales are made in American dollars whereas most of our expenses, with the exception of raw materials, are in Canadian dollars. The weighted impact of the devaluation on the sales represents 11% or $1.100M on EBITDA. The Company has also incurred certain expenses for the improvement of its extraction manufacturing process amounting to $0.125M in order to conform to new international standards. The Company policies have always been to abide by the most stringent international rules with regards to its manufacturing and quality control standards; these expenses were recorded as research and development expenses. Moreover, the Company incurred additional expenses of $0.150M in order to conform to the Sarbanes- Oxley regulation requirements. During the fiscal year 2008, the Company would have reported an EBITDA of approximately $2.395M by not taking into account the factors beyond our control, namely the devaluation of the American dollar, the expenses related to the process development and the Sarbanes-Oxley requirements.

(1)
The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net earnings (net loss), financial expenses, amortizations, income taxes, losses on exchange incurred during the fiscal year less gain on settlement of debentures. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation, for its EBITDA calculation.

(2)
The working capital is presented for information purposes only and represents a measurement of the Company’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

(3)
The book value per share is presented for information purposes only and is obtained by dividing the book value of shareholders equity by the number of outstanding common shares at the end of the fiscal year. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

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NEPTUNE
TECHNOLOGIES & BIORESSOURCES

ANNUAL REPORT 2008

Net loss

The net loss for the fiscal year ended May 31, 2008 was $4.785M or $0.13 per share compared to a net loss of $2.677M or $0.075 per share for the fiscal year ended May 31, 2007. This result was primarily due to the increase of the stock-based compensation charge by $1.662M. Also, by excluding the stock-based compensation expense of $4.491M for the fiscal year ended May 31, 2008, the Company would have realized a net loss of $0.293M. In addition, should the conversion rate of the American dollar into the Canadian dollar had remain comparable to the fiscal year 2007, the profit from operations would have been higher by $1.1M, resulting in approximately $0.807M. The substantial increase of the stock-based compensation expense is mainly attributable to the volatility of the stock value during the previous and current fiscal year which had a significant impact in the value of the stock options. The increase of the charge is therefore not caused by the number of stock options granted. The Company also reduced its financial expenses by $0.117M and invested a total of $0.799M which is $0.284M more than in the previous fiscal year into research and development (before deductions of the research and development tax credit). See note 7 to the consolidated financial statements for more information.

PRINCIPAL QUARTERLY FINANCIAL DATA
(In thousands of dollars, except per share data)

Fiscal Year Ended May 31, 2008

	TOTAL $	FIRST QUARTER $	SECOND QUARTER $	THIRD QUARTER $	FOURTH QUARTER $

Sales	10,264	2,085	2,169	2,875	3,135
EBITDA (1)	1,020	332	70	348	270
Net loss	(4,785)	(1,051)	(1,563)	(886)	(1,285)
Loss per share basic and diluted	(0.130)	(0.029)	(0.042)	(0.024)	(0.035)

Fiscal Year Ended May 31, 2007

	TOTAL $	FIRST QUARTER $	SECOND QUARTER $	THIRD QUARTER $	FOURTH QUARTER $

Sales	8,186	1,552	1,947	2,889	1,738
EBITDA (1)	1,504	303	546	719	(64
Net loss	(2,677)	(286)	(449)	(454)	(1,488)
Loss per share basic and diluted	(0.075)	(0.008)	(0.013)	(0.013)	(0.041)

(1)
The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net earnings, financial expenses, amortizations, income taxes, losses on exchange incurred during the fiscal year minus gains on settlement of debentures. Neptune also excludes the effects of non-monetary transactions recorded in the contributed surplus, such as share-based compensation, for its EBITDA calculation..

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NEPTUNE
TECHNOLOGIES & BIORESSOURCES

ANNUAL REPORT 2008

TREASURY FLOW AND FINANCIAL SITUATION

Operating Activities

In fiscal year 2008, the operating activities generated a decrease in liquidities of $0.391M, compared to a decrease of $1.621M for the corresponding fiscal year ended May 31, 2007. During the current fiscal year, the decrease in liquidities is not due to the net loss of $4.785M since it includes a non-cash expense of $4.491M related to the stock-based compensation for employees and non-employees. The positive change in liquidities derived from operating activities from a fiscal year to the next fiscal year is mainly attributable to a more efficient use of Company resources driven by management. The variation in working capital items from a fiscal year to the next fiscal year amounts to $1.606M. The change in working capital items for the 2008 fiscal year compared to the previous year is primarily due to an increase, during fiscal year 2008, in accounts receivable of $1.460M, a decrease in inventory of $0.732M and an increase in accounts payable and accrued liabilities of $0.314M. Details of these variations are presented in note 10 to the Company’s consolidated financial statements.

Investing Activities

During the fiscal year ended May 31, 2008, the investing activities generated a decrease in liquidities of $0.158M. This decrease is mainly due to investments in property, plant and equipment for an amount of $0.189M. These investments including those for which there was no disbursements are mainly comprised of investments in the plant expansion of $0.090M, in information technology of $0.100M to conform, for the fiscal year 2009, to American regulations and an investment into a fully integrated Enterprise Resource Planning system of $0.080M. In addition, the Company invested in the development of future commercial products of $0.300M which is included in the total amount of $0.553M under the addition to intangible assets. In order to finance these important projects for future development, the Company decreased its short-term deposits by $0.583M.

Financing Activities

During the fiscal year ended May 31, 2008, the financing activities generated an increase in liquidities of $0.435M. This increase is mainly due to the issuance of shares following the exercise of options and warrants for a total of $0.679M and advanced payments received in the context of strategic collaborations of $0.818M. In counterpart the Company had to disburse $0.930M in long-term debt repayment and $0.210M in repayment of its short-term bank loan.

Overall, as a result of cash flows from all activities, the Company decreased its cash by $0.114M for the period ended May 31, 2008.

Financial Position

The following table details the important changes to the balance sheet at May 31, 2008 compared to May 31, 2007:

ACCOUNTS	INCREASE	COMMENTS
(REDUCTION	)
(IN THOUSANDS OF DOLLARS	)

Cash	(114)	See cash flows statement
Short term deposits	(583)	Decreased in short term deposits
Receivables	1,460	Significant increase in sales during the fiscal year
		and the last quarter
Inventory	(732)	Decrease related to the increase in sales during
		the last quarter
Fixed assets	(260)	Depreciation of the fixed assets
Intangible assets	538	Products development activities and IP
		(see note 4 to the consolidated financial statements)
Other assets	96	Incorporation fees related to subsidiary (see note 4 to the
		consolidated financial statements)
Accounts payable and accrued liabilities	402	Increase in activity volume
Advance payments	873	Payments received following strategic alliances signature
Long-term debt	(712)	Reimbursement of long-term debt

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PRIMARY ANNUAL FINANCIAL RATIOS

	2008	2007	2006

Working Capital Ratio (current assets / current liabilities) (1)	3.17	3.32	1.80

Solvency Ratio (Debt Capital / Shareholder Equity) (2)	0.43	0.55	1.26

Most of the Company’s financial ratios improved or were maintained during the period ended May 31, 2008 compared to the period ended May 31, 2007 demonstrating the overall factual performance of the Company.

The Company’s contractual obligations, including payments due during the next five reporting periods and the following ones, are presented in the following table:

Required Payments per Periods

CONTRACTUAL OBLIGATIONS	TOTAL $	LESS THAN ONE PERIOD $	2 TO 3 PERIODS $	4 TO 5 PERIODS $	MORE THAN 5 PERIODS $

Long-term debt*	3,400	937	1,554	313	596
Loans guaranteed by investments in
lease contracts**	158	50	82	26	—
Other lease contracts	535	97	195	192	51

Total liabilities	4,093	1,084	1,831	531	647

*   These amounts are not reduced by financing costs which were recorded against principal.
** Including interest fees.

An option totalling $275,000 for the acquisition of an intellectual property should be added to the total of the contractual obligations.

Related Party Transactions

The transactions between related parties are described in note 5 “Related Party Transactions” of the Company’s financial statements as at May 31, 2008.

Change in Accounting Policies

Changes in accounting policies are described in note 3 “ Changes in Accounting Policies” included in the Company’s consolidated financial statements as at May 31, 2008.

Subsequent Events

No subsequent event to the balance sheet date.

(1)
The Working Capital Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

(2)
The Solvency Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

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Critical accounting policies

In preparing the Company’s consolidated financial statements in conformity with GAAP, Management is required to make certain estimates, judgements and assumptions that the Company believes are reasonable based upon the information available at the time. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The accounting policies which the Company considers to be critical are those that require the most difficult, subjective, or complex judgments and that are the most important to aid in fully understanding and evaluating its consolidated financial statements. These accounting policies are discussed in the following paragraphs.

Property, Plant and Equipment and Intangible Assets are started at cost and amortized on a straight-line or declining balance basis. The Company regularly reviews property, plant and equipment assets and patents for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets exceeds the sum of the expected cash flows from its uses and disposal. Management’s judgment regarding the existence of impairment indicators is based on legal factors, market conditions and operating performances. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Company’s capital assets or patents are impaired. Any results impairment loss could have a material adverse impact on the Company’s financial position and results of operations.

Income Taxes are accounted for under the asset and liability method. In the Company’s case, recurrent operating losses during the development years create tax assets that may reduce future taxable earnings, if any. In assessing whether future tax assets may be realized, management provides valuation allowances by considering the likelihood that some portion or all of the tax assets is dependant upon the generation of future taxable income. Given the high level of risk that is inherent in its industry, management does not recognize any value in the future assets that are created in excess of its future tax liabilities. As a result, a valuation allowance was recognized on the same basis as in prior years.

Research and Development consist of direct and indirect expenditures, including a reasonable allocation of overhead expenses, associated with the Company’s various research and development programs. Research costs are expensed as incurred. Development costs are expensed as incurred unless a development project meets generally accepted accounting criteria for deferral and amortization. Overhead expenses comprise general and administrative support provided to the research and development programs and involve costs associated with support activities such as facility maintenance, utilities, office services, information technology.

Refundable Research and Development tax credits are recorded based on our estimates of amounts expected to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary materially.

Stocked based Compensation represents the accounting cost of stock options awarded to employees and directors under the corporation’s stock option plan. The value of these options is estimated by using the Black-Scholes option-pricing model that was developed to estimate the fair value of freely-tradable, fully transferable options without vesting restrictions. The use of this model requires highly subjective assumptions, especially the assumption relating to future stock price volatility, which greatly affects the computed values.

New Accounting Standards issued and not adopted

New accounting standards issued and not adopted are described in note 3 “Changes in Accounting Policies” under section Recently issued accounting Standards included in the Company’s consolidated financial statements as at May 31, 2008.

We have described in note 3 the impact resulting from the adoption of these standards. We are currently assessing the impact of the conversion to the IFRS on our financial statements.

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EFFECTIVENESS OF DISCLOSURE PROCEDURES AND CONTROLS

Disclosure controls and procedures

In accordance with Multilateral Instrument 52-109 (“MI 52-109”), Certification of Disclosure in Issuers’ Annual and Interim Filings, the Company’s CEO and CFO have designed, or have caused to be designed under their supervision, controls and procedures that provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under provincial or territorial securities legislation is recorded, processed, summarized and reported within the time periods specified in the provincial and territorial securities legislation. The Company’s CEO and CFO are assisted in such functions by a Disclosure Policy Committee (the “Committee”) responsible for the Company’s disclosure policy established by the Board to ensure that the communication of material information to the public is timely, factual and accurate and broadly disseminated in accordance with all applicable legal and regulatory requirements. The Committee is currently composed of the CEO, the CFO and the Controller. The CEO and the CFO, after evaluating the effectiveness of the Company’s disclosure controls and procedures as at May 31,2008, have concluded that the Company’s disclosure controls and procedures are adequate and effective to ensure that material information relating to the Company would have been known to them, particularly during the period in which the annual filings are being prepared. During the year ended May 31, 2008, the CEO and the CFO evaluated whether there were any material changes in internal control over financial reporting pursuant to MI 52-109. They individually concluded that there was no change during the year ended May 31, 2008 that affected materially the Company’s internal controls over financial reporting and disclosure controls and procedures. The CEO and CFO evaluated the design of the Company’s internal control over financial reporting and the design and effectiveness of the Company’s disclosure controls and procedures as at May 31, 2008 pursuant to the requirements of MI 52-109. The Committee concluded as at May 31, 2008, that there was no weakness or gap in the control environment, which we can reasonably think that there is, an important incidence on internal control over communicated financial reporting.

Risk Factors

Financial Risks

Management intends to continue the careful management of risks relating to exports, foreign exchange, interest rates and sale prices for its merchandise.

The Company’s policy is to have satisfactory coverage of its receivables guaranteed by insurers. However, such coverage may vary upon the valuation made by insurers. U.S. currency is used for the majority of foreign transactions. For the time being at least, any exchange rate risk to the Company is mainly limited to the variation of the US dollar. Despite the fact that raw material purchases are currently handled in U.S. currency, management also has the ability to use foreign exchange contracts to minimize the exchange risk. As of May 31, 2008, the Company had a foreign exchange contract of US$ 100,000.

Product Liability

The Company has secured a $5M product liability insurance policy, renewable on an annual basis, to cover civil liabilities relating to its products. The Company also maintains a quality assurance process that is QMP certified by the Canadian Food Inspection Agency (CFIA). Additionally, the Company also undertook the necessary steps to obtain Good Manufacturing Practices accreditation from Health Canada.

Prospective Statements

This Management Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty and may result in actual future Company results differing noticeably from those predicted. These risks include, but are not limited to: the growth in demand for Company products, seasonal variations in customer orders, changes to raw material pricing and availability, the time required to complete important strategic transactions, and changes to economic conditions in Canada, the United States and Europe (including changes to exchange and interest rates).

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The Company based its prospective statements on the information available when this analysis was drafted. The inclusion of this information should not be considered a declaration by the Company that these estimated results have been achieved.

Additional Information

Updated and additional Company information is available from the SEDAR Website at www.sedar.com and from EDGAR Website at www.sec.gov.

As at August 5, 2008, the total number of common shares issued by the Company and in circulation was 37,521,421 and Company common shares were being traded on the TSX Exchange Venture under the symbol NTB and on NASDAQ Capital Market under the symbol NEPT.

/s/ Henri Harland	/s/ André Godin
Henri Harland President and Chief Executive Officer	André Godin Vice-president, Administration and Finance

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MANAGEMENT’S REPORT

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, and have been approved by the Board of Directors. They include amounts based on judgment and estimates. Management has established these amounts reasonably to ensure that financial results are presented accurately in all material respects. The other financial information included in the annual report is consistent with that of the consolidated financial statements.

In support of this responsibility, Neptune Technologies & Bioressources’s management maintains systems of internal accounting and administrative controls to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. These consolidated financial statements may include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis to ensure that the consolidated financial statements are presented fairly in all material respects. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board, and none of its members are involved in the daily operations of the Company. The Committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the consolidated financial statements.

The Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Committee also considers, for recommendation by the Board and approval by the shareholders, the reappointment of the external auditors.

The consolidated financial statements have been audited on behalf of the shareholders by the external auditors, KPMG LLP for the years ended May 31, 2008 and May 31, 2007 in accordance with Canadian generally accepted auditing standards.

The external auditors have full and free access to the Audit Committee with respect to their findings concerning the fairness of the financial reporting and the adequacy of internal controls.

/s/ Henri Harland	/s/ André Godin
Henri Harland President and Chief Executive Officer	André Godin Vice-president, Administration and Finance

Laval, August 5, 2008

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AUDITORS’ REPORT
TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Neptune Technologies & Bioressources Inc. as at May 31, 2008 and 2007 and the consolidated statements of operations, comprehensive loss, deficit, contributed surplus and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP
Chartered Accountants

Montreal, Canada July 18, 2008

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CONSOLIDATED BALANCE SHEETS

	MAY 31 2008 $	MAY 31 2007 $

Assets
Current assets
Cash	545,596	659,354
Term deposits	2,166,699	2,750,323
Accounts receivable (note 11)	4,527,287	3,067,381
Tax credits receivable	264,803	100,858
Inventories (note 12)	1,383,176	2,115,652
Prepaid expenses	224,878	53,039

	9,112,439	8,746,607
Property, plant and equipment (note 13)	4,050,095	4,310,360
Intangible assets (note 14)	1,098,658	560,620
Other assets	95,977	—

	14,357,169	13,617,587

Liabilities
Current liabilities
Bank loan (note 15)	—	210,000
Accounts payable and accrued liabilities
Company controlled by an officer and director (note 6)	59,728	46,134
Other	1,821,469	1,432,785
Current portion of long-term debt	984,018	926,345

	2,865,215	2,615,264
Advance payments (note 5)	873,260	—
Long-term debt (note 16)	2,524,023	3,293,551

	6,262,498	5,908,815

Shareholders’ Equity
Capital stock and warrants (note 17)	24,902,594	23,182,472
Contributed surplus	6,425,114	2,974,533
Deficit	(23,233,037)	(18,448,233)

	8,094,671	7,708,772

	14,357,169	13,617,587

On behalf of the Board,

/s/ Michel Timperio	/s/ Michel Chartrand
Michel Timperio Chairman of the Board	Michel Chartrand Director

Laval, August 5, 2008

The accompanying notes are an integral part of the consolidated financial statements.

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ANNUAL REPORT 2008

CONSOLIDATED STATEMENTS OF DEFICIT

Years ended May 31

	2008 $	2007 $

Balance, beginning of year	(18,448,233)	(15,237,262)
Net loss	(4,784,804)	(2,677,433)
Share issue expenses	—	(360,669)
Warrant issue expenses (note 17)	—	(172,869)

Balance, end of year	(23,233,037)	(18,448,233)

CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS

Years ended May 31

	2008 $	2007 $

Balance, beginning of year	2,974,533	1,172,116
Exercised options	(1,040,790)	(1,027,468)
Stock-based compensation	4,491,371	2,829,885

Balance, end of year	6,425,114	2,974,533

The accompanying notes are an integral part of the consolidated financial statements.

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CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE LOSS

Years ended May 31

	2008 $	2007 $

Sales	10,263,825	8,126,192

Cost of sales and operating expenses (excluding amortization and stock-based compensation)	8,858,429	6,291,876
Stock-based compensation	4,491,371	2,829,885
Research and development expenses (note 7)	484,524	387,467
Financial expenses (note 8)	468,426	584,999
Amortization (note 9)	596,455	569,181

	14,899,205	10,663,408

Loss before undernoted	(4,635,380)	(2,537,216)
Interest income	99,124	57,136
Foreign exchange loss	(248,548)	(197,353)

Net loss and comprehensive loss	(4,784,804)	(2,677,433)

Basic and diluted loss per share	(0.13)	(0.075)

Weighted average number of shares outstanding	37,105,672	35,510,919

The accompanying notes are an integral part of the consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended May 31

	2008 $	2007 $

Operating activities
Net loss	(4,784,804)	(2,677,433)
Non-cash items
Amortization of property, plant and equipment	581,394	560,211
Amortization of intangible assets	15,061	8,970
Write-off of property, plant and equipment	—	12,215
Stock-based compensation	4,491,371	2,829,885
Not realized foreign exchange loss on advance payments	55,050	—
Changes in working capital items (Note 10)	(749,196)	(2,355,171)

Cash flows from operating activities	(391,124)	(1,621,323)

Investing activities
Addition to property, plant and equipment	(188,647)	(962,472)
Addition to intangible assets	(553,099)	(62,014)
Decrease (increase) in term deposits	583,624
Decrease (increase) in other assets	—	100,000

Cash flows from investing activities	(158,122)	(3,524,809)

Financing activities
Increase (decrease) in bank loan	(210,000)	170,000
Increase in long-term debt	77,609	907,500
Repayment of long-term debt	(929,663)	(767,372)
Issue of share capital	—	4,500,000
Advance payments	818,210	—
Issue of share capital on exercise of options	679,332	480,126
Share issue expenses	—	(360,669)

Cash flows from financing activities	435,488	4,929,585

Net increase (decrease) in cash and cash equivalents	(113,758)	(216,547)
Cash, beginning of year	659,354	875,901

Cash, end of year	545,596	659,354

The accompanying notes are an integral part of the consolidated financial statements.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at May 31, 2008 and 2007

1- GOVERNING STATUTES

Neptune Technologies & Bioressources Inc. (the Company) was incorporated under Part IA of the Companies Act (Québec) on October 9, 1998.

2 - NATURE OF OPERATIONS

The Company focuses on the research, development and commercialization of products derived from marine biomasses for the nutraceutical, biopharmaceutical and cosmetic industries.

The Company focuses on the application of extraction processes on marine biomasses such as krill and other underexploited marine sources. The Company industrializes its extraction processes and produces its marine oil Neptune Krill Oil - NKO ® as well as its protein-concentrated Neptune Krill Aquatein - NKA™. Its products are intended for the nutraceutical, biopharmaceutical, cosmetics and pet food markets. The Company’s future profitability rests on various factors, such as: achievement of the clinical studies, product regulatory approval and the ability of the Company to commercialize and distribute its products with success.

3 - CHANGES IN ACCOUNTING POLICIES

Accounting changes

In July 2006, the Canadian Institute of Chartered Accountants (CICA) issued changes to the CICA Handbook Section 1506 entitled Accounting Changes . The changes to this section particularly affect the following items: an entity would be permitted to change an accounting policy only when it is required by a primary source of Canadian generally accepted accounting principles (GAAP), or when the change results in a more reliable and relevant presentation in the financial statements; changes in accounting policy should be applied retroactively, except in cases where specific transitional provisions in a primary source of GAAP allow otherwise or where application to comparative information is impractical (the standard provides specific guidance as to what is considered impractical); expanded disclosures about the effects of changes in accounting policy, estimates and corrections of errors to the financial statements; disclosure of new primary sources of GAAP that have been issued but have not yet come into effect and have not yet been adopted by the entity.

Changes to this section are effective for interim periods and fiscal years beginning on or after January 1, 2007 and were adopted by the Company as of the interim period started March 1, 2008.

Effective June 1, 2007, the Company adopted the new accounting standards appearing in CICA Handbook Section 1530, Comprehensive Income , Section 3855, Financial Instruments – Recognition and Measurement and Section 3865, Hedges. The significant changes related to these new accounting standards are as follows:

i) Comprehensive income

CICA Handbook Section 1530, Comprehensive Income, introduces a new financial statement which discloses the change in equity of an enterprise during a period as a result of transactions and other events and circumstances arising from non-owner sources. No adjustments were required as a result of the application of this section for the year ended May 31, 2008.

ii) Financial instruments – recognition and measurement

CICA Handbook Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and nonfinancial derivatives. Under this standard, financial instruments are now classified as held-for-trading, available-for-sale, held to-maturity, loans and receivables, or other financial liabilities and measurement in subsequent periods depends on their classification. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition and must be classified against the underlying financial instruments..

Financial assets and liabilities held-for-trading are measured at fair value with changes in fair value recognized in net income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets are measured at fair value or at cost in the case of financial assets that do not have a quoted market price in an active market and changes in fair value are recorded in comprehensive income.

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The Company classified its cash and its term deposits as financial assets held-for-trading. Accounts receivable and tax credits receivable are classified as loans and receivables. Accounts payable and accrued liabilities are classified as other financial liabilities.

iii) Hedges

CICA Handbook Section 3865, Hedges, specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and states required disclosures.

The adoption of these new sections had no impact on the consolidated financial statements of the Company for the year ended May 31, 2008.

Recently issued accounting Standards

The following accounting standards were recently issued by the CICA. The Company is currently evaluating the impact of the adoption of these new standards on the consolidated financial statements.

Section 1535, Capital Disclosures, establishes guidelines for disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. This new standard relates to disclosure only and will not impact the financial results of the Company. This standard is effective in the 2009 fiscal year.

Section 3862, Financial Instruments - Disclosure, describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. Section 3863, Financial Instruments – Presentation, establishes standards for presentation of the financial instruments and non-financial derivatives. It carries forward the presentation related requirements of Section 3861, Financial Instruments – Disclosure and Presentation. These new standards relate to disclosure only and will not impact the financial results of the Company. These standards are effective in the 2009 fiscal year.

In 2005, the Accounting Standards Board of Canada (AcSB) announced that accounting standards in Canada are to converge with International Financial Reporting Standards (IFRS). In May 2007, the CICA published an updated version of its Implementation Plan for Incorporating IFRS into Canadian GAAP. This plan includes an outline of the key decisions that the CICA needs to make as it implements the Strategic Plan for publicly accountable enterprises that will converge Canadian generally accepted accounting standards with IFRS. While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy which must be addressed. The Company is currently assessing the future impact of these new standards on its consolidated financial statements. These standards are effective for fiscal years beginning January 1, 2011.

In 2007, the CICA issued section 3031, Inventories, which replaces the previous section 3030. This new section establishes standards for the measurement of inventory, including the determination of their cost and net realizable value, and requires more extensive disclosure. This new standard will not be significant on inventories valuation of the Company at June 1, 2008. This standard will be effective in the 2009 fiscal year.

In 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company does not expect this standard to have a significant effect on its financial statements except for the capitalized start-up costs ($95,977 as at May 31, 2008) presented as Other assets which will be written off from the consolidated balance sheets.

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4 - ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). Significant accounting policies are described below.

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, Acasti Pharma Inc. (formerly 9113-0310 Québec Inc.) and Neptune Technologies & Bioressources USA Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates and measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements, as well as the recorded amounts of earnings and expenses during the years. Significant areas requiring the use of estimates include the useful lives of assets to calculate their depreciation and the net recoverable amount of tangible and intangible assets, evaluation of research and development tax credits receivable and evaluating the likelihood of recoverability of future income taxes. Consequently, actual results could differ from those estimates.

Revenue recognition

Revenues from operations are recognized when the following conditions are met: goods are shipped, the significant risks and advantages related to ownership are transferred, the consideration is fixed or determinable and collection is reasonably assured.

Payments received under partnership agreements may include initial payments and milestone payments based on product development according to specific achievements in accordance with agreements. Initial payments and milestone payments requiring a company’s ongoing involvement, are deferred and amortized in income based on future royalties which will be received by the Company. Milestone payments based on products development, for which the Company has no future involvement or obligations to perform related to that specified element of the agreement are recognized in income upon the achievement of the specified milestones.

Licence rights and royalties are recognized when contractually determined events occur and collection is reasonably assured.

Interest income on investments is recognized according to the number of days such investments are held.

Term deposits

Term deposits consist of readily realizable short-term investments with maturities of one year or less and are presented at fair value.

Inventories

Raw materials are valued at the lower of cost and replacement cost, cost being determined by the average cost method. Finished goods are valued at the lower of cost and net realizable value; cost is determined by cost per project including direct costs and fixed and variable indirect costs related to production (monthly average cost). Each project corresponds to one month of production.

Turnover of the Company’s principal product, Neptune Krill Oil (NKO ®) is such that no provision for obsolescence is required. However, on a quarterly basis, a review is performed for all products.

Tax credits

Tax credits are accounted for using the cost reduction method. Under this method, tax credits related to eligible expenses are accounted for as a reduction of related costs in the year during which the expenses are incurred as long as there is reasonable assurance of their realization.

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Property, plant and equipment

Property, plant and equipment are recorded at cost less related tax credits for research and development.

Assets acquired under capital leases are carried at cost, being the present value of the contractually determined minimum lease payments.

Amortization of property, plant and equipment and assets acquired under capital leases are calculated over their estimated useful lives using the following methods and rates:

Property, plant and equipment	Methods	Rates- period

Building	Straight-line	40 yrs
Furniture and fixtures	Diminishing balance	20%
Office equipment	Diminishing balance	30%
Processing equipment	Straight-line	10 yrs
Laboratory equipment	Straight-line	5 yrs
Computer equipment	Straight-line	between 3-4 yrs
Software	Straight-line	2 yrs
Leasehold improvements	Straight-line	Lease term

Research and development expenses

Research expenses are charged to income in the year of expenditure less related tax credits. Development costs are charged to income net of related tax credits as incurred unless a development project meets generally accepted accounting criteria for deferral and amortization. The Company has not deferred any such development costs in 2007. During 2008, expenses of $296,527 have been deferred and presented as intangible assets. The costs are mainly related to the deodorisation of Neptune Krill Oil (NKO ®) as part of partnership agreements. No amortization has been considered during 2008.

Intangible assets

Intangible assets consist of costs related to the acquisition of patents, trademarks and permits. They also include capitalized development costs. The patent costs include legal fees to obtain patents and patent application fees.

Patents are recorded at cost and amortized according to the straight-line method over their remaining expected life over a maximum period of 20 years.

Trademarks and permit are recorded at cost and are not amortized since the Company considers they have an indefinite life given they can be renewed at low costs.

Capitalized development costs are deferred until related products are marketable and are amortized for a maximum period of 5 years.

Other assets

At May 31st, 2008, the Company had a subsidiary in its start-up phase. The mission of the subsidiary will be to develop, in collaboration with strategic partners, the OTC (over-the-counter), medical foods and pharmaceuticals industry markets. The start-up costs were capitalized in accordance with EIC-27 and AcG-11 and essentially consist of legal fees for the Company’s incorporation and organization of the share capital. The expenses capitalized are incremental in nature and management evaluates that it is likely that the future activities of this new company will allow for the amortization of the expenses capitalized. Expenses will be capitalized up to the date on which business activities are launched and amortized over a maximum period of 1 year, until Section 3064, Goodwill and Intangible Assets, is adopted.

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TECHNOLOGIES & BIORESSOURCES

ANNUAL REPORT 2008

Impairment and disposal of long-lived assets

Long-lived assets, including fixed assets and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Unamortized long-term assets are annually tested for impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the difference between the carrying amount and the fair value. Quoted market values are used whenever available to estimate fair value. When quoted market values are unavailable, the fair value of the long-lived asset is generally based on estimates of discounted expected net cash flows.

Assets to be disposed of are presented separately in the balance sheet and reported at the lower of the carrying amount or the recoverable amount less selling costs, and are no longer depreciated. The assets and liabilities to be disposed of that are classified as held-for-sale are presented separately in the appropriate asset and liability sections of the balance sheets.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the year-end exchange rate. Revenue and expenses denominated in foreign currencies are translated into Canadian dollars at the average rate of exchange in effect during the year. Exchange gains and losses arising from these transactions are included in income during the year.

Foreign currency contracts

The Company enters into foreign currency forward contracts to protect itself against exchange rate fluctuations. The Company does not use hedge accounting; accordingly, the foreign currency forwards are recognized at fair value on the balance sheet and changes in fair value are recognized in earnings for the year.

Share issue expenses

Share issue expenses are accounted for as an increase in the deficit.

Loss per share

Loss per common share is calculated as per the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to determine the dilutive effect of options and warrants.

Warrants and stock options described in Notes 17 and 18 were not included in the calculation of diluted earnings per share in 2008 and 2007 because the Company sustained losses and their inclusion would be anti-dilutive.

Stock-based compensation

The Company offers a stock-based compensation plan, which is described in Note 18. The Company accounts for stock options granted to employees and non-employees based on fair value as an expense following the straight-line method for employees and when services are provided for non-employees. Any consideration received at the exercise of options is credited to capital stock.

Income tax

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the carrying value and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the temporary differences are expected to be realized or settled. As per available information, a valuation allowance is provided to the extent that it is more likely than not that all or part of the future income tax assets will not be realized.

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TECHNOLOGIES & BIORESSOURCES

ANNUAL REPORT 2008

5 - PARTNERSHIPS AND COLLABORATION AGREEMENTS

During the first quarter of fiscal year 2008, the Company received a first payment of $773,400 (500,000 euros) out of several payments scheduled under the terms of a partnership agreement entered into in June 2007. This amount is recorded under advanced payments. The agreement foresees the Company’s commitment of developing a clinical research program and the development of products incorporating Neptune krill oil (NKO ®) in a dietary matrix. The initial payment is refundable only if the parties fail to meet certain developmental milestones prior to the release of the products on the market. The advance payments will be amortized on future royalties under the terms of the agreement.

During the 2nd quarter of fiscal year 2008, the Company received a payment of $99,860 under the terms of a collaboration agreement for a clinical study concluded in May 2007. This amount is recorded under advanced payments. The agreement foresees the Company’s commitment to implement a clinical research project on the effects of Neptune krill oil (NKO ®) and Neptune phospholipid concentrates on certain neurodegenerative health conditions. This amount is only refundable if a license or a license option is signed by Neptune concerning the use of the clinical study’s results with a third party other than the one currently involved in the agreement.

During fiscal 2008, no revenues were recognized as per these two agreements.

6 - RELATED PARTY TRANSACTIONS

The Company entered into an agreement with a shareholder (a company controlled by an officer and director), as of June 1, 2002, calling for royalties to be paid in semi-annual instalments equal to 1% of net annual sales, for an unlimited period. The amount paid cannot exceed net earnings before interest, taxes and amortization. For the current year, total royalties amount to $102,638 ($81,206 in 2007). As at May 31, 2008, the balance due to this shareholder under this agreement amounts to $59,728 ($46,134 at May 31, 2007). This amount is shown on the balance sheet under accounts payable and accrued liabilities.

These transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

7 - INFORMATION REGARDING RESEARCH AND DEVELOPMENT PROJECTS

The Company has a worldwide operating license, including an option to purchase intellectual property for an extraction process allowing it to extract oil from krill and other marine and aquatic biomass rich in ingredients with various beneficial biological properties.

In 2008, the Company continued to collaborate in joint clinical research projects with strategic partners active in the OTC (over the counter), pharmaceutical and/or food industries, including Nestlé and Yoplait. Furthermore, the Company initiated several clinical trials:

1.
Evaluation of the bioavailability and steady-state assessment of EPA and DHA of Neptune krill oil (NKO ®) compared to pharmaceutical grade EPA & DHA esters, combination of bioactives simulating and fish oil.

2.	Evaluation of the effects of Neptune krill oil (NKO ®) and its superior effect over fish oil on human conditions.

The Company also conducted in Canada, United States and Europe several partnership programs in order to acquire solutions to incorporate Neptune krill oil (NKO ®) in functional foods.

These partnerships included different technologies listed below:

Molecular distillation Steam distillation Microencapsulation Macroencapsulation Supercritical fluid extraction

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NEPTUNE
TECHNOLOGIES & BIORESSOURCES

ANNUAL REPORT 2008

The Company participated in joint clinical research projects in collaboration with private institutional and/or specialized academic organizations.

In addition, the Company carried out medical research in the field of cardiovascular, neurodegenerative diseases and rheumatoid arthritis.

The costs encountered for research and development projects in process are:

	2008 $	2007 $

Salaries and employee benefits	732,323	447,783
Subcontracting	49,629	39,284
General and study expenses	5,538	8,050
Travel expenses	11,954	19,915

	799,444	515,032
Tax credits	(314,920)	(127,565)

	484,524	387,467

Research tax credits recorded by the Company must be reviewed and approved by the tax authorities; accordingly, amounts granted may differ from those recorded.

8 - FINANCIAL EXPENSES

	2008 $	2007 $

Bank charges and contracts	31,158	39,464
Interest - short-term loan	3,113	6,752
Interest - long-term debt	434,155	538,783

	468,426	584,999

9 - EARNINGS INFORMATION

	2008 $	2007 $

Amortization
Property, plant and equipment	581,394	560,211
Intangible assets	15,061	8,970

	596,455	569,181

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NEPTUNE
TECHNOLOGIES & BIORESSOURCES

ANNUAL REPORT 2008

10 - CASH FLOW INFORMATION a) Net changes in non-cash working capital items are detailed as follows:

	2008 $	2007 $

Trade accounts receivable	(1,459,906)	(1,583,318)
Tax credits receivable	(163,945)	9,000
Inventories	732,476	(859,079)
Prepaid expenses	(171,839)	84,399
Accounts payable and accrued liabilities	314,018	6,173

	(749,196)	(2,355,171)

b) Non-cash transactions:

	2008 $	2007 $

Value of acquired property, plant and equipment included in accounts payable and accrued liabilities	29,260	36,977
Property, plant and equipment acquired by way of capital leases	140,199	26,193
Acquisition of property, plant and equipment financed by a balance of sale	—	399,750
Increase in other assets included in accounts payables and accrued liabilities	95,977	—

Interest paid for operating activities	420,644	528,911

11 - ACCOUNTS RECEIVABLE

	2008 $	2007 $

Trade accounts receivable	4,482,101	2,943,034
Sales taxes	45,186	49,051
Other	—	75,296

	4 527,287	3,067,381

12 – INVENTORIES

	2008 $	2007 $

Raw materials	1,053,851	767,559
Finished goods	329,325	1,348,093

	1,383,176	2,115,652

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NEPTUNE
TECHNOLOGIES & BIORESSOURCES

ANNUAL REPORT 2008

13 - PROPERTY, PLANT AND EQUIPMENT

			2008
	COST $	ACCUMULATED AMORTIZATION $	NET $

Land	40,540	—	40,540
Furniture and fixtures	110,382	80,095	30,287
Office equipment	72,052	57,997	14,055
Processing equipment	3,768,142	1,823,788	1,944,354
Laboratory equipment	479,590	372,852	106,738
Computer equipment	32,808	13,028	19,780
Plant	1,960,212	386,108	1,574,104
Plant - Project in progress	85,293	—	85,293
Computer equipment - Project in progress	26,693	—	26,693

	6,575,712	2,733,868	3,841,844
Assets under capital leases
Processing equipment	48,560	17,707	30,853
Office equipment	47,889	19,388	28,501
Computer equipment	134,675	42,284	92,391
Computer equipment - Project in progress	56,506	—	56,506

	6,863,342	2,813,247	4,050,095

			2007
	COST $	ACCUMULATED AMORTIZATION $	NET $

Land	40,540	—	40,540
Furniture and fixtures	108,832	72,872	35,960
Office equipment	66,659	53,769	12,890
Processing equipment	3,740,927	1,449,278	2,291,649
Laboratory equipment	479,589	276,934	202,655
Computer equipment	84,220	73,230	10,990
Plant	1,960,212	337,103	1,623,109

	6,480,979	2,263,186	4,217,793
Assets under capital leases
Processing equipment	48,560	12,851	35,709
Laboratory equipment	53,460	42,768	10,692
Office equipment	38,236	12,262	25,974
Computer equipment	41,597	21,405	20,192

	6,662,832	2,352,472	4,310,360

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NEPTUNE
TECHNOLOGIES & BIORESSOURCES

ANNUAL REPORT 2008

14 - INTANGIBLE ASSETS

			2008
	COST $	ACCUMULATED AMORTIZATION $	NET $

Amortizable intangible assets
Patents	601,975	35,159	566,816
Development costs	296,527	—	296,527

	898,502	35,159	863,343
Unamortizable intangible assets
Permits	139,537	—	139,537
Trademarks	95,778	—	95,778

	1,133,817	35,159	1,098,658

			2007
	COST $	ACCUMULATED AMORTIZATION $	NET $

Amortizable intangible assets
Patents	505,404	20,098	485,306
Unamortizable intangible assets
Trademarks	75,314	—	75,314

	580,718	20,098	560,620

15 - BANK LOAN

The Company has an authorized operating line of credit of $500,000 and a discounted receivables facility of $500,000 at the prime rate plus 2.10% (6.85% as at May 31, 2008, 8,10% as at May 31, 2007). With regard to the discounted receivables facility, an additional commission of 0.25% on the related receivable is payable. The bank loan is guaranteed by a first ranking movable hypothec on all accounts receivable, tax credits receivable and inventories totalling $1,000,000. The bank loan is subject to certain covenants requiring the Company to maintain ratios, one of which was not met at May 31, 2008. The lender has agreed, without waiving its rights, to tolerate the non compliance of the ratio.

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TECHNOLOGIES & BIORESSOURCES

ANNUAL REPORT 2008

16 - LONG-TERM DEBT

	2008 $	2007 $

Mortgage loan, $1,200,000 par value, secured by processing and laboratory equip- ment having an amortized cost of $2,051,092 as at May 31, 2008, prime rate plus 6.75% (11.50% as at May 31, 2008, 14.75% as at May 31, 2007), payable in monthly principal instalments of $26,650, maturing in February 2010.	560,350	880,150

Mortgage loan, principal balance of $637,000, secured by the universality of prop- erty, weekly variable interest rate determined by the lender plus 5% (effective rate 12.06% as at May 31, 2008, 13,55% as at May 31, 2007), payable in monthly principal instalments of $16,333, maturing in September 2011.	628,352	818,298

Mortgage loan, principal balance of $975,000, secured by the universality of prop- erty, weekly variable interest rate determined by the lender plus 3% (effective rate 10,59% as at May 31, 2008, 11,92% as at May 31, 2007), payable in monthly principal instalments of $25,000, maturing in September 2011.	951,479	1,219,621

Mortgage loan, secured by the plant, fixed interest rate of 7.77%, maturing in Octo- ber 2016, monthly instalments of $8,058. Balance to be renegotiated in 9 years.	804,137	836,813

Secondary mortgage loan, $399,750 par value, secured by the plant, fixed interest rate of 10,25%, payable over 5 years in monthly principal instalments of $8,501.	294,027	357,265

Obligations under capital leases, interest rates varying from 6.17% to 15.46%, pay- able in average monthly instalments of $4,333 ($2,261 as at May 31, 2007), maturing at different dates until 2013.	139,587	55,249

Refundable contribution obtained from a Federal subsidy program available for small and medium enterprises, without collateral or interest, payable in 8consecu- tive biannual instalments 2 years after the project ends.	77,609	—

Refundable contribution obtained from a Federal subsidy program available for small and medium enterprises, without collateral or interest, payable in 8 consecu- tive biannual instalments 2 years after the project ends.	52,500	52,500

	3,508,041	4,219,896

Current portion of long-term debt	984,018	926,345

	2,524,023	3,293,551

Under these mortgage loans, the Company is required to maintain certain financial ratios.

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NEPTUNE
TECHNOLOGIES & BIORESSOURCES

ANNUAL REPORT 2008

The instalments on long-term debt during the next five years without considering cost of $ 32,020 are detailed as follows:

	OBLIGATIONS UNDER CAPITAL LEASES $	OTHER LOANS $

2009	50,044	936,910
2010	47,110	891,323
2011	34,688	662,679
2012	19,063	242,449
2013 and thereafter	6,599	667,113

Total minimum lease payments	157,504
Interest expense included in minimum lease payments	17,917

	139,587

17 - CAPITAL STOCK AND WARRANTS Authorized Unlimited number of shares without par value

Common shares

Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance

Series A preferred shares, non-voting, non-participating, fixed, preferential and non-cumulative dividend of 5% of paid-up capital, exchangeable at the holder’s option under certain conditions into common shares.

	2008 $	2007 $

Issued and fully paid
37,481,797 common shares (36,729,547 in 2007)	24,839,769	23,119,647
31,618 warrants	62,825	62,825

	24,902,594	23,182,472

	NUMBER OF SHARES	CONSIDERATION

Common shares		$

Balance as at May 31, 2006	34,292,290	17,002,009
Issued following private placement	1,500,000	4,500,000
Issued following the exercise of stock options	881,875	1,313,757
Issued following the exercise of warrants	55,382	303,881

Balance as at May 31, 2007	36,729,547	23,119,647
Issued following the exercise of stock options	752,250	1,720,122

Balance as at May 31, 2008	37,481,797	24,839,769

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NEPTUNE
TECHNOLOGIES & BIORESSOURCES

ANNUAL REPORT 2008

In 2007, the Company issued 87,000 warrants at an exercise price of $3.50 expiring in November 2008 as part of the commission to the broker in connection with a $4,500,000 financing agreement. The Company issued 87,000 warrants to brokers as a commission; the warrants were valued at $172,869 according to the Black & Scholes model. The Company estimated the warrants’ value using the following assumptions:

i. No dividend ii. Risk-free interest rate of 3.93% iii. Expected life of 2 years iv. Expected volatility of 118.56%

In 2007, 55,382 warrants were exercised. The proceeds from the exercise totalling $193,837 and the value of warrants of $110,044 were recorded as an increase in share capital.

The Company issued common shares in connection with the exercise of options for a cash consideration of $679,332 in 2008 and $480,126 in 2007. Amounts recorded in contributed surplus and related to these options have been reclassified to capital stock, being $1,040,790 in 2008 and $1,027,468 in 2007.

18 - STOCK-BASED COMPENSATION PLAN

The Company has initiated a stock-based compensation plan for administrators, officers, employees and consultants. The plan provides for the granting of common share options. The purchase price of the shares covered by the stock options granted under the plan represents the closing price of the common shares listed on the TSX Venture Exchange on the eve of the grant. Under this plan 6,850,000 common shares have been reserved for issuance. The terms and conditions for acquiring and exercising options are set by the Board of Directors, as is the term of the options which, however, cannot be more than five years, according to the regulations of the plan. The total number of stock options issued to a single person cannot exceed 5% of the Company’s total issued and outstanding common shares, with the maximum being 2% for each consultant.

Every stock-options grant in the stock-option plan should allow for conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights, at least on a quarterly basis.

On October 3, 2007, the Company revised the exercise price of stock options outstanding granted to employees (non-officers) between May 1, 2007 and June 6, 2007 at a price of $5.50 per share. In accordance with CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payment the modification of the exercise price of the options has been treated as if it were an exchange of the original award for a new award.

The following tables show information on outstanding stock options:

	NUMBER OF OPTIONS	2008 WEIGHTED AVERAGE EXERCISE PRICE $	NUMBER OF OPTIONS	2007 WEIGHTED AVERAGE EXERCISE PRICE $

Options outstanding, beginning of year (a)	4,970,000	2.58	3,703,875	0.45
Granted	520,000	6.59	2,597,500	4.89
Exercised	(752,250)	0.90	(881,875)	0.32
Cancelled	(269,313)	5.99	(449,500)	2.84

Options outstanding, end of year	4,468,437	2.92	4,970,000	2.58

Exercisable options as at May 31	3,055,888	2.49	1,618,375	0.30

(a) The 4,970,000 options outstanding, at the beginning of the year include 485,000 stock-options whose prices have been readjusted to $5.50 on October 3, 2007, while they were priced at $7.25 on May 31, 2007.

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NEPTUNE
TECHNOLOGIES & BIORESSOURCES

ANNUAL REPORT 2008

2008

		OPTIONS OUTSTANDING		EXERCISABLE OPTIONS

RANGE OF EXERCISE PRICES	WEIGHTED AVERAGE EXERCISE PRICE $	WEIGHTED REMAINING CONTRACTUAL LIFE OUTSTANDING	NUMBER OF OPTIONS OUTSTANDING AT MAY 31, 08	NUMBER OF OPTIONS EXERCISABLE AT MAY 31, 08	WEIGHTED AVERAGE EXERCISE PRICE $

0.25	0.25	1,68 year	1,513,875	1,138,375	0.25
1.00	1.00	2,59 years	458,000	458,000	1.00
2.60 to 3.00	2.63	3,03 years	837,375	595,250	2.62
3.50 to 4.00	3.80	3,07 years	100,000	40,000	3.50
4.25	4.25	3,62 years	20,000	6,000	4.25
5.50 to 5.75	5.59	2,64 years	975,000	479,750	5.59
7.25 to 7.50	7.30	2,32 years	564,187	338,513	7.29

			4,468,437	3,055,888	2.49

The fair value of the options granted has been evaluated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the year.

			2008		2007

		Employees	Non-employees	Employees	Non-employees
i)	Dividend	—	—-	—	—
ii)	Risk-free interest rate	3.87%	4.88%	4.18%	4.05%
iii)	Estimated/contractual life	2.18 years	4 years	3.26 years	2 years
iv)	Expected volatility	84%	109%	107%	112%

The weighted average fair value of the options granted to employees during the year is $2.06 ($2,97 in 2007) and $3.88 ($1.91 in 2007) to non-employees.

19 - INCOME TAXES

The income tax allowance differs from the amount that would have been calculated by applying the combined Canadian statutory income tax rate (federal and provincial: 31,56% in 2008 and 32,02% in 2007) as follows:

	2008	2007

Income tax at the combined Canadian statutory rate (federal and provincial)	(1,510,084)	(857,314)
Increase (decrease) resulting from:
Change in income tax rates
Reduction of future tax assets	304,819	56,670
Reduction of valuation allowance	(304,819)	—
Unrecognized temporary differences of the year	35,188	(145,201)
Stock-based compensation	1,417,477	906,129
Non-deductible items and other	127,795	39 ,716

Net future income tax assets of approximately $4,249,000 ($4,589,000 as at May 31, 2007) have not been reflected in these financial statements. These assets result primarily from unused non-capital losses and tax deductions resulting from expenses,

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NEPTUNE
TECHNOLOGIES & BIORESSOURCES

ANNUAL REPORT 2008

which are recognized for accounting purposes but not deducted for tax purposes. These unused losses and deductions are available to reduce the Company’s income taxes in future years and are summarized as follows:

	2008	2007
	$	$

Net future income tax assets resulting from the following:
Tax losses	2,403,000	2,593,000
Research and development expenses	1,111,000	1,091,000
Excess of the carrying amount of assets over their tax basis	735,000	905,000

	4,249,000	4,589,000
Valuation allowance	(4,249,000)	(4,589,000)

Net future income tax assets recognized	—	—

As at May 31, 2008, the Company had tax losses, which are available to reduce future years’ taxable income until the following expiry dates:

	FEDERAL $	PROVINCIAL $

2009	1,102,235	1,068,773
2010	3,598,699	3,573,912
2014	2,644,475	2,606,465
2015	844,900	831,156

	8,190,309	8,080,306
Research and development expenses which can be carried forward indefinitely	3,546,905	5,609,645

As of May 31, 2008, the Company also has investment tax credits that have not been recognized. The expiration dates are as follows:

FEDERAL $

2011	1,000
2012	156,500
2013	217,000
2014	75,000
2015	53,500
2026	91,000
2027	145,000
2028	221,000

960,000

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NEPTUNE
TECHNOLOGIES & BIORESSOURCES

ANNUAL REPORT 2008

20 - FINANCIAL INSTRUMENTS

Credit risk

The Company grants credit to its customers in the normal course of business. On an on-going basis, it performs credit evaluations of its customers and maintains bad debt allowance provisions for potential losses. Two customers (two customers in 2007) represent 43% (59% in 2007) of total trade accounts included in trade accounts receivable.

Exchange risk

The Company is exposed to exchange risk as a result of accounts receivable, term deposit and accounts payable stated in euros and U.S. dollars. As at May 31, 2008, Account receivable stated in euros totalled €155,438 (€216,211 in 2007) and those in US dollars amounted to US$3,934,824 (US$2,154,579 in 2007), the term deposit in U.S dollars represented US$750,000 and accounts payable stated in U.S. dollars totalled US$88,909 (US$52,403 in 2007).

Approximately 82% of the Company’s revenues are in U.S. dollars. A small portion of the purchases are made in foreign currencies. There is a financial risk involved because of the fluctuation in the value of the Canadian dollar in relation with the U.S. dollar. During the year, the Company used financial instruments to reduce its exposition to exchange risk. Fluctuations related to exchange rates could cause unforeseen fluctuations in the Company’s operating results.

The Company entered into currency forwards for the year to purchase or sell amounts of foreign currency in the future at predetermined exchange rates. The purpose of these currency forwards is to protect the Company from the risk of fluctuations in future exchange rates. The fair value of these derivative financial instruments was established according to prices obtained from the Company’s financial institution for identical or similar financial instruments. The following table summarizes the Company’s position as at May 31, 2008:

Maturity	Type	Amounts	Rates	Fair value

June 30, 2008	sell	US$ 100,000	1.023	$ 3,000

The net fair value of the currency forwards was accounted for as an exchange gain and was presented in accounts receivable.

Fair value of financial instruments

The carrying amount of the company’s short-term financial instruments approximates their fair value given that they will mature shortly. The term deposits, subscribed from a Canadian financial institution having a high credit rating, mature on November 30, 2008 and bear interest between 3,55% and 4.20% (3,55% in 2007).

 The fair value of mortgage loans at variable interest rate are equivalent to their carrying amount as the loans bear interest at a rate which varies according to the market rate. The fair value of fixed-rate mortgage loans are equivalent to their carrying amount as their terms approximate those existing on financial markets.

The fair value of secured loans, unsecured loans and obligations under capital leases is determined by discounting future cash flows using rates that the Company can use for loans with similar terms, conditions and maturity dates. The fair value approximates the carrying amount.

The refundable contributions obtained under a Federal grant program are interest-free. The fair value cannot be determined as equivalent market terms and conditions are not readily identifiable.

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TECHNOLOGIES & BIORESSOURCES

ANNUAL REPORT 2008

21 - COMMITMENTS AND CONTINGENCIES

The Company has entered into a licensing agreement, which calls for semi-annual payments of royalties based on the net realized sales of licensed products for the term of the patents, according to the following conditions:

	Rate	Minimum royalty

To a Canadian university as of June 1, 2002 *	4.00%	$5,000
To a company controlled by an officer and director as of June 1, 2002	1.00%	—

* The Company has a $275,000 purchase option relating to the intellectual property currently held by this Canadian university.

On August 18, 2004, the Company notified the Canadian university of its intention to exercise its $275,000 purchase option relating to the intellectual property. As per the licensing agreement reached between the Canadian university and the Company, the terms of payment are as follows: $100,000 on the transfer date of the intellectual property, $50,000 on the first anniversary date of the transfer, $50,000 on the second anniversary and $75,000 on the third anniversary.

On August 23, 2004, university researchers filed an injunction against the Company and the Canadian university demanding cancellation of the purchase option of the intellectual property granted to the Company by the Canadian university.

In May 2007, the court rendered an unfavourable judgement against the Canadian university and the Company in the first part of the trial. In April 2008, the court heard the second and last part of the case. The Company believes that damages determined by the court in excess of the $275,000, if any, should be attributed to the university due to its contractual commitment to the Company. The royalties paid to the researcher were correctly calculated and any amount due is insignificant.

Furthermore, the Company believes that the licence does not involve payment of the royalty on the protein concentration and that a contrary decision could generate a royalty payable of an insignificant amount due to the low level of sales generated by that ingredient.

The Company is of the opinion that the court’s decision, after the second and last phase of the trial, will not be unfavorable to the Company. If this is not the case, the Company will appeal this decision. The sum of $275,000 is therefore presented as a commitment. The Company voluntarily paid $275,000 ($200,000 in 2007) to a third party; this amount is reserved for the payment of the purchase option for intellectual property, and is recorded as a term deposit in short-term assets.

In addition, in the normal course of business, the Company has signed agreements with various partners and suppliers relating to the execution of research projects to produce and market certain products. The Company has reserved certain rights relating to these projects. During the first quarter of 2009, the Company initiated a clinical trial research on human conditions that will be performed during the next 15 months for an amount of $ 775,000 and made a payment of $ 250,000.

The Company has entered into long-term lease agreements, which call for payments of $447,006 for the rental of premises. Minimum lease payments for the next 5 years are $96,759 in 2009, $97,547 in 2010, $97,146 in 2011, $97,052 in 2012 and $58,502 in 2013.

39

NEPTUNE
TECHNOLOGIES & BIORESSOURCES

ANNUAL REPORT 2008

22 - SEGMENT DISCLOSURES

Descriptive information on the Company’s reportable segments

The Company has only one reportable operating segment: processing and commercializing products derived from marine biomasses.

Geographic information

All the Company’s assets are located in Canada.

The Company sales are attributed to the following countries based on the customer’s country of residency:

	2008 $	2007 $

Canada	984,551	1,338,907
United States	5,764,579	5,008,041
Europe	1,727,013	1,563,097
Asia / Oceania	1,787,682	216,147

	10,263,825	8,126,192

Information about major customers

From the total sales amounting to $ 3,191,307, $ 1,452,919 and $ 1,738,388 come from two clients ($ 3,353,373 came from three clients in 2007).

23 - CORRESPONDING CONSOLIDATED FINANCIAL STATEMENTS

The comparative figures of previous statements have been reclassified to conform with the presentation adopted in 2008.

40

CORPORATE INFORMATION

Board of Directors

Henri Harland [1]

President and Chief Executive Officer
Neptune Technologies & Bioressources Inc.

Dr Ronald Denis [1,2,3]

Chief of Surgery
Sacré-Coeur Hospital, Montréal.

Michel Chartrand [1,2,3]

President
PharmEssor Group

Daniel Perry [1,2,3]

General Manager
Société du Vivier des Landes

Michel Timperio [1,2,3]

President and Chief Executive Officer
Technological Building Structures TBS Ltd

Thierry Houillon [1]

Vice-president, Nutraceutical
Neptune Technologies & Bioressources Inc.

Management

Henri Harland

President and Chief Executive Officer

André Godin

Vice-president, Administration and Finance

Dr Fotini Sampalis

Chief Scientific Officer

Thierry Houillon

Vice-president, Nutraceutical

Toni Rinow

Investment Relations
and Corporate Development

__________________________________________
1. Members of the Corporate Governance Committee
2. Members of the Audit Committee
3. Members of the Compensation Committee

41

INVESTOR AND SHAREHOLDER INFORMATION

Head Office

Neptune Technologies & Bioressources Inc.

Suite 200
225 Promenade du Centropolis
Laval, Québec H7T 3B3 Canada

Phone: 450 687 2262
Toll-free: 1 888 664 9166
Fax: 1 450 687 2272
Website: http://www.neptunebiotech.com
E-mail: info@neptunebiotech.com

Plant

Neptune Technologies & Bioressources Inc.
795 Pépin Street
Sherbrooke, Quebec J1L 2P8 Canada

Phone: 819 564 2112
Fax: 1 819 564 3679

Auditors

KPMG s.r.l./S.E.N.C.R.L.

Société canadienne à responsabilité limitée
Chartered Accountants
Suite 1500
600 West, de Maisonneuve Blvd
Montréal H3A 0A3 Canada

Stock Exchange Listing

TSX – Venture Exchange
Symbol: NTB

NASDAQ
Symbol: NEPT

Investors Relations

Neptune Technologies & Bioressources Inc.

Toni Rinow
Investment Relations and Corporate Development
E-mail: t.rinow@neptunebiotech.com

Xavier Harland
Director, Finance
Email: x.harland@neptunebiotech.com

ICR

John Mills
12121 Wilshire Blvd, Suite 300
Los Angeles, CA 90025 USA

Phone: 310 954 1100
Fax: 310 954 1101
Website: http://www.icrinc.com
Email: john.mills@icrinc.com

Transfer Agent and Registrar

Computershare Trust Company of Canada

1500 University Street, 7th Floor
Montreal, Quebec H3A 3S8 Canada

42

NEPTUNE

225, PROMENADE DU CENTROPOLIS
LAVAL, QUÉBEC CANADA H7T 3B3

WWW.NEPTUNEBIOTECH.COM

This annual report is printed on paper that contains 100% post-consumer fibre, it is the environmentally responsible choice, because it is processed chlorine-free, accredited Eco-Logo (Environment Canada) and FSC recycled and manufactured using biogas energy.